SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

GRUPO ELEKTRA ANNOUNCES TOTAL REVENUE
GROWTH OF 10%, TO RECORD HIGH OF Ps.8,643 MILLION

–Gross Profit Rises 10% to Ps.4,250 Million–

–Banco Azteca’s Deposits Grow 38% to Ps.34,611 Million,
and Gross Credit Portfolio* Increases 29%, to Ps.19,236 Million–

     Mexico City, October 26, 2006–Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the third quarter of 2006.

     “Lines of products and services that are closely linked to our target market needs, and financing strategies that expand our clients’ purchasing power, together with the strength of domestic consumption, resulted in outstanding revenue and consolidated gross profit,” said Javier Sarro Cortina, Chief Executive Officer of Grupo Elektra. “The top line increase during the quarter, and the company’s dynamic performance throughout the year, is in line with our growth expectations for 2006.”

“Innovative savings and credit products, a superior customer service, and an extensive distribution network of Banco Azteca, together with domestic financial stability, allowed us to continue delivering solid performance in loans and deposits,” added Carlos Septién Michel, Chief Executive Officer of Banco Azteca. “Generation of loan loss reserves with more conservative criteria than the rest of the industry, and expenses oriented to further enhance our market positioning, affected profitability; however, the expected performance for the full year is encouraging for the most relevant results indicators, as well as for the Bank’s balance sheet.”

* Gross Credit Portfolio of Banco Azteca Mexico and Banco Azteca Panama.

Financial Highlights:

Millions of pesos of constant purchasing power as of September 30, 2006.

	Change				Change
	3Q05	3Q06	$	%	9M05	9M06	$	%

Consolidated Revenue	7,881	8,643	762	10%	23,461	25,544	2,084	9%
Gross Profit	3,859	4,250	390	10%	10,913	12,296	1,383	13%
EBITDA	1,374	1,395	22	2%	3,671	3,846	175	5%
Net Income	855	851	(4)	(0%)	1,769	2,667	897	51%
EPS (Pesos per Share) (1)	3.57	3.61	0.04	1%	7.38	11.31	3.93	53%
(1) Calculation based on 239,793,000 Elektra* weighted average at September 30, 2005 and 236,573,000 Elektra* weighted average outstanding at September 30, 2006.

Financial Division

Banco Azteca Mexico and Panama

     During the third quarter, revenue of Banco Azteca was Ps.3,422 million 20% higher than Ps.2,857 million of the prior year. The increase results from the solid rise on the main credit lines of the Bank: consumer loans, credit cards and personal loans.

     The Bank’s financial cost was Ps.1,163 million at the close of the third quarter, compared with Ps.849 million last year. The cost includes the creation of loan loss reserves, created in accordance with the methodology of weekly grading of the portfolio, as determined by the National Banking and Securities Commission (CNBV), which is stricter than the one used by the rest of the industry, based on a monthly grading.

     Loan collection indicators maintain the same outstanding level since the Bank’s creation four years ago; however, Banco Azteca considers that the higher reserve level requested by the autorithy, contributes to maintain a solid balance sheet in the long run.

     As of September 30, 2006, the estimated capitalization index of Banco Azteca was 11.1%, the same level when compared with the index reported at the end of the same period of the prior year. Banco Azteca’s capitalization index favorably compares with the 8% minimum required by Mexican authorities.

     Gross Credit Portfolio

     The gross credit portfolio of Banco Azteca Mexico and Banco Azteca Panama was Ps.19,236 million, 29% higher than the Ps.14,878 million reported at the end of 3Q05. The average term of the credit portfolio (consumer loans, personal loans and credit cards) at the end of 3Q06 was 60 weeks, compared with 58 weeks of the previous year. At the end of 3Q06, the Bank had a total of 6.2 million active accounts registered a 48% increase compared with 4.2 million at the end of the same period a year ago.

     During the quarter, Banco Azteca sold Ps.343 million of fully reserved past-due loans to an independent buyer. The transaction was approved by Banco Azteca’s Board of Directors, and authorized by the CNBV. The selling price of the loan portfolio was established according to market conditions.

     Savings Accounts and Term Deposits

     Net deposits were Ps.34,611 million at the end of 3Q06, 38% up from the Ps.25,102 million of the previous year. The total number of active accounts was 6.6 million, compared with 4.7 million a year ago.

Afore Azteca

     As of September 30, 2006, Siefore Azteca reported Ps.15,226 million in customers’ assets under management, 166% higher than the Ps.5,716 million reported in the prior year.

Seguros Azteca

     Seguros Azteca’s reported a 46% increase in the number of policies issued, to 1.4 million, from one million in 3Q05.

Commercial Division

     Revenue of the commercial division in the quarter was Ps.4,642 million, compared with the Ps.4,621 million in 3Q05. Gross profit was Ps.1,555 million, compared with the Ps.1,585 million reported a year ago.

Total Debt and Net Debt

     As of September 30, 2006, the commercial division’s total debt with cost was Ps.5,324 million, compared with Ps.3,754 million reported a year ago, primarily resulting from the issuance of Ps.1,250 million of long term Securities Certificates (CEBURES) in the second quarter.

     Despite this increase, the net debt of the commercial division had a negative balance of Ps.3,491 million, compared with a negative balance of Ps.1,600 million as of September 30, 2005.

Consolidated Financial Results

     Consolidated Revenue

     Total consolidated revenue was Ps.8,643 million in 3Q06, 10% higher than Ps.7,881 million in the same period a year ago.

     Operating Expense

     During the quarter, operating expense was Ps.3,201 million, 12% up compared with Ps.2,851 million in the same period a year ago. The increase was primarily due to a 27% rise in the employee’s headcount at the financial division, to 23,610 at the end of the quarter, from 18,600 a year ago. The majority of the new employees are focused on the optimal positioning of new financial products, mainly credit cards, car loans and mortgages. Also contributing to the expense increase were the company’s strategies oriented to strengthen the positioning of its financial services in Mexico, and in Central and South American countries in which Grupo Elektra operates.

     EBITDA

     Consolidated EBITDA was Ps.1,395 million, a 2% increase compared with Ps.1,374 million in 3Q05, despite the 12% increase in consolidated expenses. The EBITDA margin was 16%, from 17% a year ago.

EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of September 30, 2006.
	Change				Change
	3Q05	3Q06	$	%	9M05	9M06	$	%

EBITDA	1,374	1,395	22	2%	3,671	3,846	175	5%
Operating Profit	1,008	1,048	40	4%	2,643	2,805	163	6%

     Operating Profit

     During the third quarter, operating profit increased 4%, as a result of the combination of the 10% increase in total revenue, the 9% growth in total costs and the 12% rise in total expenses.

     Comprehensive Cost of Financing (CIF)

     The Comprehensive Cost of Financing was Ps.180 million in the quarter, compared with a Ps.7 million gain a year ago.

     This quarter’s cost was primarily driven by a foreign exchange loss of Ps.107 million, as a result of the company’s net asset monetary position and a revaluation of the exchange rate during the period. In addition, interest gains were Ps.138 million, compared with Ps.209 million a year ago, as a result of a lower yield in the company’s investments.

     Provision for taxes

     Provision for taxes was Ps.234 million in the quarter, compared with Ps.187 million in the previous year, in line with the income tax rate applicable to the positive results of the company.

     Net Income

     The increase in EBITDA was partially offset by the Comprehensive Cost of Financing this quarter and by a higher tax provision, which were fundamental in generating net income of Ps.851 million in 3Q06, compared with Ps.855 million in the same quarter a year ago.

     Capex

     As of September 30, 2006, capital expenditures were Ps.662 million, mainly resulting from Banco Azteca’s branch expansion in Mexico, and the company’s growth in Latin America.

     Cash and Cash Equivalents

     As of September 30, 2006, total cash and cash equivalents were Ps.29,351 million, 39% higher than the Ps.21,139 million at the close of 3Q05. The increase resulted from a 30% growth to Ps.20,536 million in the cash balance of the financial division—in line with the rise in customer deposits—as well as a 65% rise in the cash balance of the commercial division, to Ps.8,815 million. The company considers that a higher cash position in the commercial division brings enough flexibility to face the growth opportunities that could arise.

     Consolidated Gross Loan Portfolio

     Total consolidated gross loan portfolio of Banco Azteca Mexico, Banco Azteca Panama, and Elektrafin Latin America as of September 30, 2006, was Ps.20,504 million, 31% higher than Ps.15,620 million as of September 30, 2005.

     Consolidated Equity

     Consolidated equity as of September 30, 2006, was Ps.12,463 million, 36% higher than the Ps.9,183 million of the previous year.

     Expansion in Latin America

     During the month of October, Grupo Elektra obtained an authorization from the local Junta Monetaria to operate Banco Azteca in Guatemala. This represents the second license granted to Grupo Elektra to operate a bank in Central America –in addition to Panama– and will complement the growing operations of the commercial division in Guatemala.

     The license is an important step in the solid growth strategy of Grupo Elektra.

Company Profile:

     Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras, Peru and Panama. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through over 1,500 Banco Azteca branches located within its stores, as a stand-alone, and in other channels. Grupo Elektra is a Grupo Salinas’s company, for more information: www.gruposalinas.com

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006 PURCHASING POWER

	3Q05		3Q06		Change

Commercial Revenues	4,621	59%	4,642	54%	22	0%
Financial Revenues	3,260	41%	4,001	46%	740	23%

Total Revenues	7,881	100%	8,643	100%	762	10%

Commercial Cost	3,036	39%	3,087	36%	51	2%
Financial Cost	986	13%	1,307	15%	321	33%

Total Cost	4,022	51%	4,394	51%	372	9%

Gross Profit	3,859	49%	4,250	49%	390	10%

Selling, General & Administrative Expenses	2,485	32%	2,854	33%	369	15%
Depreciation and Amortization	366	5%	347	4%	(19)	-5%

Total Operating Expenses	2,851	36%	3,201	37%	350	12%

Operating Income	1,008	13%	1,048	12%	40	4%

EBITDA	1,374	17%	1,395	16%	22	2%

Comprehensive Cost of Financing:
Interest income	209	3%	138	2%	(71)	-34%
Interest expense	(216)	-3%	(204)	-2%	12	-6%
Gain (loss) in Foreign exchange	5	0%	(107)	-1%	(111)	n.m.
Monetary gain	26	0%	(13)	0%	(39)	-149%
Gain (loss) in Equity Swaps	(17)	0%	6	0%	23	-137%

	7	0%	(180)	-2%	(187)	n.m.

Income before taxes	1,015	13%	869	10%	(147)	-14%

Provision for taxes	(187)	-2%	(234)	-3%	(47)	25%

Equity in income of CASA (TV Azteca)	27	0%	216	3%	190	716%

Net Income	855	11%	851	10%	(4)	0%

PER SHARE INFORMATION

Weighted Average of Shares Outstanding (000)	239,793		236,573		(3,220)	-1%
Quarter Earnings per Share (Pesos)	3.57		3.60		0.03	1%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006 PURCHASING POWER

	9M05		9M06		Change

Commercial Revenues	14,406	61%	14,283	56%	(122)	-1%
Financial Revenues	9,055	39%	11,261	44%	2,206	24%

Total Revenues	23,461	100%	25,544	100%	2,084	9%

Commercial Cost	9,843	42%	9,420	37%	(423)	-4%
Financial Cost	2,705	12%	3,828	15%	1,123	42%

Total Cost	12,548	53%	13,248	52%	701	6%

Gross Profit	10,913	47%	12,296	48%	1,383	13%

Selling, General & Administrative Expenses	7,242	31%	8,450	33%	1,208	17%
Depreciation and Amortization	1,028	4%	1,040	4%	12	1%

Total Operating Expenses	8,270	35%	9,491	37%	1,220	15%

Operating Income	2,643	11%	2,805	11%	163	6%

EBITDA	3,671	16%	3,846	15%	175	5%

Comprehensive Cost of Financing:
Interest income	268	1%	630	2%	362	135%
Interest expense	(574)	-2%	(607)	-2%	(33)	6%
Gain (loss) in Foreign exchange	(130)	-1%	71	0%	201	-154%
Monetary gain	56	0%	39	0%	(17)	-30%
Gain (loss) in Equity Swaps	(364)	-2%	242	1%	606	-166%

	(744)	-3%	374	1%	1,119	-150%

Income before taxes	1,898	8%	3,180	12%	1,281	67%

Provision for taxes	(458)	-2%	(891)	-3%	(433)	95%

Equity in income of CASA (TV Azteca)	329	1%	379	1%	49	15%

Net Income	1,769	8%	2,667	10%	897	51%

Last Twelve Months EBITDA	5,079		5,483		404	8%
Last Twelve Months Net Income	2,255		3,947		1,692	75%

PER SHARE INFORMATION
Weighted Average of Shares Outstanding (000)	239,793		236,573		(3,220)	-1%
LTM Earnings per Share (Pesos)	9.41		16.69		7.28	77%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006 PURCHASING POWER

	Commercial	Financial	Grupo	Commercial	Financial	Grupo
	Division	Division	Elektra	Division	Division	Elektra

	At September 30, 2005			At September 30, 2006			Change

Cash	606	1,623	2,229	489	3,946	4,435	2,206	99%
Marketable Securities and investments	4,748	14,162	18,910	8,326	16,590	24,916	6,006	32%
Commercial Loans	-	3,852	3,852	-	4,057	4,057	205	5%
Consumer Loans	742	10,187	10,929	1,268	13,768	15,036	4,107	38%
Mortgage Loans	-	155	155	-	421	421	266	172%

Performing Loan Portfolio	742	14,193	14,935	1,268	18,246	19,514	4,579	31%
Past due Commercial Loans	-	10	10	-	8	8	(1)	-11%
Past due Consumer Loans	-	675	675	-	982	982	306	45%

Total Past-due Loans	-	685	685	-	990	990	305	45%
Gross Loan Portfolio	742	14,878	15,620	1,268	19,236	20,504	4,884	31%
Allowance for bad Loans	103	1,069	1,172	228	1,480	1,708	536	46%

Total Net Loan Portfolio	639	13,809	14,448	1,040	17,756	18,797	4,348	30%

Other Current Assets	1,267	1,017	2,284	1,408	2,511	3,919	1,635	72%
Inventory	2,843	-	2,843	3,154	-	3,154	311	11%
Current assets	10,103	30,612	40,715	14,417	40,804	55,220	14,506	36%
Investment in Shares	1,176	16	1,192	1,457	13	1,471	279	23%
Goodwill	805	-	805	805	-	805	-	0%
Fixed Assets	4,383	969	5,352	4,319	1,098	5,417	65	1%
Other Assets	52	11	64	109	5	115	51	80%

TOTAL ASSETS	16,520	31,607	48,127	21,108	41,920	63,028	14,901	31%

Demand Deposits	-	25,102	25,102	-	34,611	34,611	9,509	38%
Short-Term Bank Debt	1,048	-	1,048	1,010	(204)	805	(243)	-23%
Capitalized Lease Obligations	-	-	-	11	-	11	11	n.a.

Short-Term Liabilities with Financial Cost	1,048	-	1,048	1,021	(204)	816	(232)	-22%
Suppliers and Other Short-Term Liabilities	4,432	1,388	5,820	5,345	1,955	7,300	1,480	25%

Short-Term Liabilities without Financial Cost	4,432	1,388	5,820	5,345	1,955	7,300	1,480	25%
Total Short-Term Liabilities	5,480	26,491	31,971	6,366	36,361	42,727	10,756	34%
Long-Term Bank Debt	2,706	-	2,706	4,288	-	4,288	1,581	58%
Capitalized Lease Obligations	-	-	-	15	-	15	15	n.a.

Long-term Liabilities with Financial Cost	2,706	-	2,706	4,303	-	4,303	1,597	59%

Long-term Liabilities Without Financial Cost	1,870	2,397	4,267	1,632	1,903	3,535	(733)	-17%
Total Long-Term Liabilities	4,577	2,397	6,974	5,935	1,903	7,838	864	12%

TOTAL LIABILITIES	10,057	28,888	38,944	12,301	38,264	50,565	11,621	30%

Stockholders' Equity	6,463	2,720	9,183	8,807	3,656	12,463	3,280	36%

LIABILITIES + EQUITY	16,520	31,607	48,127	21,108	41,920	63,028	14,901	31%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2006 PURCHASING POWER

INFRASTRUCTURE

	3Q05		3Q06		Change

Grupo Elektra

Number of Stores
Elektra Mexico	741	73%	744	73%	3	0%
Elektra Latin America	82	8%	94	9%	12	15%
Bodega de Remates	81	8%	81	8%	-	0%
Salinas y Rocha	73	7%	62	6%	(11)	-15%
Elektricity	45	4%	38	4%	(7)	-16%

TOTAL	1,022	100%	1,019	100%	(3)	0%

Floor Space (m²)
Elektra Mexico	579,302	75%	581,269	76%	1,966	0%
Elektra Latin America	68,233	9%	79,446	10%	11,213	16%
Bodega de Remates	42,597	6%	42,803	6%	206	0%
Salinas y Rocha	70,150	9%	55,984	7%	(14,166)	-20%
Elektricity	10,649	1%	8,498	1%	(2,151)	-20%

TOTAL	770,931	100%	767,999	100%	(2,932)	0%

Financial Division Branches (by location)

Branches
Branches in Grupo Elektra Stores	940	65%	925	59%	(15)	-2%
Freestanding Branches	113	8%	259	17%	146	129%
Branches in Other non Grupo Elektra Stores	391	27%	380	24%	(11)	-3%

TOTAL	1,444	100%	1,564	100%	120	8%

Employees
Mexico	13,882	41%	13,193	34%	(689)	-5%
Latin America	1,299	4%	1,619	4%	320	25%

Commercial Division Employees	15,181	45%	14,812	39%	(369)	-2%

Mexico	17,313	51%	20,397	53%	3,084	18%
Latin America	1,287	4%	3,213	8%	1,926	150%

Financial Division Employees	18,600	55%	23,610	61%	5,010	27%

TOTAL	33,781	100%	38,422	100%	4,641	14%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2006

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.